SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     Attached to the Registrant’s Form 6-K for the month of October 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated October 18, 2006
2. Press Release dated October 23, 2006
3. Press Release dated October 23, 2006
4. Press Release dated October 23, 2006
5. Press Release dated October 24, 2006

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: October 31, 2006

MEDIA ADVISORY
Spectrum Signal Processing to Host 2006 Third Quarter Results Conference Call and Live Audio Webcast
Burnaby, B.C., Canada – October 18, 2006 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its 2006 third quarter results after market close on Thursday, November 2, 2006. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the third quarter 2006.
To access the Spectrum Conference Call:
Date: Thursday, November 2, 2006
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 1.866.497.3339. A replay of the call will be available from November 2, 2006 to November 9, 2006 and can be accessed by dialing 1.866.501.5559 followed by the access code 21207153#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until November 9, 2006.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
™ flexComm is a trademark of Spectrum Signal Processing Inc.
Spectrum Contact:
Brent Flichel
Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

F O R . I M M E D I A T E . R E L E A S E
Spectrum’s Multi-Channel Transceiver Core Provides
Small Footprint Radio Application Framework for Software Reconfigurable Platforms
Washington, DC – October 23, 2006 – Spectrum Signal Processing Inc. today announced at MILCOM 2006 the availability of its flexComm™ Multi-Channel Transceiver core for field programmable gate arrays (FPGAs). The Multi-Channel Transceiver core quickly and easily implements a fully functional channelizer on Spectrum’s software defined radio (SDR) platforms to provide a framework for waveform development. This core configures and scales to support various combinations of narrowband and wideband applications, enabling users to customize the off-the-shelf platform via software and facilitating waveform portability.
“The Multi-Channel Transceiver core provides a powerful baseline for our customers’ radio applications, particularly those developing SDR applications for multiple projects,” said Mark Briggs, Vice President, Marketing at Spectrum Signal Processing. “The core provides and abstracts all the peripherals from the application, saving developers time from doing this themselves. This facilitates application portability and eases migration to future upgrades through technology insertion.” Mr. Briggs added, “The core is extremely efficient, utilizing very few FPGA resources. This frees up more resources for our customers’ complex waveform applications and is ideal for customers that are limited in their waveform implementations by size, weight, power and cost.”
The Multi-Channel Transceiver core’s main function is to facilitate the implementation of frequency hop and burst waveforms. This is achieved through a scalable number of up and down converters that are fully programmable on the fly and are tightly integrated with a timing mechanism. The Multi-Channel Transceiver core can contain a selectable number of digital down converter and digital up converter channels allowing the user to independently tune multiple signals within each IF channel.
The software package included with the Multi-Channel Transceiver core contains an application programming interface (API) that simplifies implementation and use of the core. Specifically, the API provides the user with high-level software routines to initialize the platform, setup and configure the core and its components, construct and deconstruct data packets, upload filter taps and transfer digital baseband data to and from the FPGA and the host processor. To further ease development, system examples are also included. System examples are also provided demonstrating the use of the API and the basic operation and performance of the core.
The Multi-Channel Transceiver core is available for order immediately. The core operates with any of Spectrum’s XMC IF transceiver modules supporting Xilinx® Virtex-4™ technology, such as the XMC-3311 or XMC-3321, which can be mounted to any of Spectrum’s flexComm carrier boards.
Additional product information can be found at www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other

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company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm is a trademark of Spectrum Signal Processing Inc. Xilinx is a registered trademark and Virtex-4 is a trademark of Xilinx Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E
Spectrum’s SDR-4000 TMRDP Integrates a High Performance Modem with an RF Front-End to Reduce Risk and Schedule in Tactical MILCOM Deployments
Integrated platform offers “RF to Ethernet” functionality in a single 19” rack
Washington, DC – October 23, 2006 — Spectrum Signal Processing Inc. today announced at MILCOM 2006 the availability of its flexComm™ SDR-4000 Tactical Military Communications (MILCOM) Rapid Deployment Platform (TMRDP). This platform equips quick response teams with an integrated platform designed for the rapid development and deployment of tactical MILCOM applications. The commercial-off-the-shelf SDR-4000 TMRDP provides full “RF to Ethernet” functionality of a software defined radio (SDR) with support for the Software Communications Architecture (SCA) in a single 19” rack. It integrates Spectrum’s high performance SDR-4000 wireless modem, a DRT4001 RF front-end by Digital Receiver Technology, Inc. (DRT), a GPS receiver and all the software necessary for tactical MILCOM deployments.
“The SDR-4000 TMRDP is the latest in our family of integrated platforms targeted for military radio developers that require “RF to Ethernet” functionality in a single subsystem and want a fast path to deployment,” said Mark Briggs, Vice President, Marketing at Spectrum Signal Processing. “Customers can use this off-the-shelf platform to develop and deploy their complex tactical MILCOM applications, allowing their in-house resources to focus on deployment-critical functionality.”
The SDR-4000 TMRDP is ideally suited for tactical MILCOM applications including ground vehicular, airborne and shipborne systems, tactical data links, beamforming and multiple input/multiple output (MIMO) systems, as well as verification and validation.
The SDR-4000 TMRDP includes the following functionality:
•	Spectrum quicComm™ hardware abstraction layer

•	A real-time operating system with an integrated development environment

•	A CORBA Object Request Broker (ORB)

•	An SCA Core Framework

•	An RF control application program interface (API) to manage all functionality of the RF subsystem

•	A comprehensive set of processor-to-processor data flows and a system data flow example with digital down-converter (DDC) and digital up-converter (DUC). The system software example provides receive coverage from the RF input, through the signal processing chain and transmit coverage from signal processing to RF output. All data flow software examples include source code.
For more information on the SDR-4000 TMRDP, please visit www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other

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company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E
Spectrum’s SDR-4000 WML Offers Solutions for Power Constrained
Tactical Military Communication Deployments
Lite version of Spectrum’s 3U cPCI wireless modem blade
Washington, DC – October 23, 2006 — Spectrum Signal Processing Inc. today announced at MILCOM 2006 the availability of its flexComm™ SDR-4000 Wireless Modem Lite (WML), a lower power rugged package that supports the critical modem, link and network layer processing functions necessary in a software defined radio. The Lite version reduces the power required per slot by supporting a selective feature set from Spectrum’s SDR-4000 products.
The SDR-4000 WML is specifically designed for tactical Military Communications (MILCOM) applications and provides black-side “IF to Ethernet” digitization and processing of complex waveforms. It consists of an XMC-3321 dual transceiver module mounted onto a 3U cPCI PRO-4600 Lite carrier card. The wireless modem has been architected to support waveforms requiring low latency deterministic operation to maintain synchronization on a frequency-hopped tactical MILCOM network. This is accomplished through the use of independent data and control fabrics throughout the SDR-4000 WML architecture, with high-speed data transferred from the XMC-3321 to the PRO-4600 Lite using Spectrum’s low power Solano® communications technology.
“The SDR-4000 WML is targeted for applications deployed in size, weight and power constrained environments,” said Mark Briggs, Vice President, Marketing at Spectrum Signal Processing. “Reducing the power consumption is essential for applications that have limited battery power such as unmanned vehicles and tactical data links.”
The SDR-4000 WML is available in either an air-cooled or conduction-cooled configuration. It supports two IF input channels, two IF output channels, an internal or external 10 MHz reference and high speed sample clock, Gigabit Ethernet, RS232 and JTAG connectivity. The SDR-4000 WML employs a combination of processing devices, including a Xilinx® Virtex-4™ field programmable gate array, a Texas Instrument’s TMS320C6416 digital signal processor and an MPC8541E general purpose processor.
For more information on the SDR-4000 WML, please visit www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

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flexComm is a trademark and Solano is a registered trademark of Spectrum Signal Processing Inc. Xilinx is a registered trademark and Virtex-4 is a trademark of Xilinx Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Tel: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E
NASA Selects Spectrum’s SDR-4000 for Reconfigurable Transceiver Development and Demonstration of future Space-based Communications
Space Telecommunications Radio System Program launches development of software defined radios STRS Architecture Reference Implementation
Columbia, MD – October 24, 2006 – Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced that the National Aeronautics and Space Administration (NASA) Glenn Research Center will use Spectrum’s flexComm™ SDR-4000 software defined radio (SDR) platform to develop, integrate and demonstrate an implementation of the Space Telecommunications Radio System (STRS) Architecture software on a reconfigurable, multi-function communications platform. The demonstration is scheduled for 2007.
The SDR-4000 will be used to refine the STRS Architecture, which will allow NASA to demonstrate its capabilities and benefits for future missions. Software defined radios offer the potential to reduce radio equipment in space while supporting existing radio links.
“The SDR-4000 is expected to accelerate NASA’s development of communications systems for future space-based missions,” said Michael Farley, President of Spectrum USA. “In addition, the modular and flexible architecture of our flexComm product portfolio allows NASA to reuse software developed on SDR-3000 based systems in previous NASA programs in the STRS program. This contract positions Spectrum well for future upgrades of NASA’s ground-based communications equipment using the STRS Architecture.”
The main objectives of the STRS program are to enable advanced operations and reduce mission costs. The STRS Architecture strives to support existing communications needs and capabilities while providing a path to more advanced network connectivity that facilitates scalable, modular, reconfigurable, and upgradeable functionality and features. The STRS plans to achieve this objective by utilizing a lightweight middleware software application, similar to the SCA used in the Joint Tactical Radio System Program (JTRS), but optimized for space-based applications.
Spectrum’s SDR-4000 3U CompactPCI®-based rugged platform uses heterogeneous processing to provide high-performance, real-time signal processing for satellite communications and tactical military radios. The platform includes the PRO-4600 software defined radio modem processing engine and the XMC-3321 dual-transceiver input/output mezzanine card. The SDR-4000 also includes Spectrum’s quicComm™ hardware abstraction layer and software development library, and a real-time operating system.
For more information on the SDR-4000, please visit www.spectrumsignal.com.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities

1

Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group. PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG). Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Brent Flichel	Mark Briggs
Business Media and Investor Relations	Technical and Trade Media
Tel: 604.676.6733	Tel: 604.676.6743
Email: brent_flichel@spectrumsignal.com	Email: mark_briggs@spectrumsignal.com

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